06006964

AB 3/29/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH, D.C. 209

SEC FILE NUMBER
8-66862

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 AND ENDING December 31, 2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RP Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5202 Olympic Dr. NW suite 101
(No. and Street)

Gig Harbor (City) WA (State) 98335 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

N. Gary Price 253-853-4900
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

PROCESSED JUN 12 2006 THOMSON FINANCIAL

1145 Broadway Plaza, suite 900, Tacoma WA 98402
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond**

unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, N. Gary Price, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RP Capital LLC, as of February 28, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

JERI D. FULLERTON
MY COMMISSION EXPIRES 07-21-06
NOTARY PUBLIC
STATE OF WASHINGTON

Signature

CEO
Title

Jeri D. Fullerton
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

RP Capital, LLC

Financial Report
December 31, 2005

RP

Capital

LLC

Financial

Report

December 31

2005

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Members
RP Capital, LLC
Gig Harbor, Washington

We have audited the accompanying statement of financial condition of **RP Capital, LLC** as of December 31, 2005, and the related statements of income, members' equity and cash flows for the period from August 4, 2005 through December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **RP Capital, LLC** as of December 31, 2005, and the results of its operations and its cash flows for the period from August 4, 2005 through December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Tacoma, Washington
February 4, 2006

Financial Statements

Statement of Financial Condition

RP Capital, LLC
December 31, 2005

Assets	
Cash	$24,142
Commissions receivable	8,100
Other assets	485
Total assets	**$32,727**
Liabilities and Members' Equity	
Accounts payable	$ 9,397
Commitments and Contingencies	- -
Members' Equity	23,330
Total liabilities and members' equity	**$32,727**

See notes to financial statements.

Statement of Income

RP Capital, LLC
For the Period from August 4, 2005 Through December 31, 2005

Revenues	
Commission income	$487,697
Rebates and incentives	49,928
Total revenues	**537,625**
Expenses	
Professional fees:	
Accounting	9,000
Consulting	17,883
Regulatory consulting	9,691
Regulatory fees	10,542
Taxes	5,383
Commissions	1,120
Rent	4,000
Other	6,676
Total expenses	**64,295**
Net income	**$473,330**

See notes to financial statements.

Statement of Members' Equity

RP Capital, LLC
For the Period from August 4, 2005 Through December 31, 2006

Member contributions	$ 30,000
Net income	473,330
Member withdrawals	(480,000)
Balance, December 31, 2005	**$ 23,330**

See notes to financial statements.

Statement of Cash Flows

RP Capital, LLC
For the Period from August 4, 2005 Through December 31, 2005

Cash Flows from Operating Activities	
Net income	$473,330
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in commissions receivable	(8,100)
Increase in accounts payable	9,397
Increase in other assets	(485)
Net cash provided by operating activities	**474,142**
Cash Flows from Investing Activities	
Member contributions	30,000
Member withdrawals	(480,000)
Net cash used in investing activities	**(450,000)**
Change in cash	**24,142**
Cash balance - end of period	**$ 24,142**

See notes to financial statements.

RP Capital, LLC
December 31, 2005

Note 1 - Operations and Summary of Significant Accounting Policies

Nature of Business

RP Capital, LLC (the Company), was formed November 2, 2004, and commenced operations August 2005. The Company operates as a securities broker-dealer and offers a limited range of capital market products, such as private placement investments. The members of the Company are also members of Strategic Capital Group, which is currently the Company's only customer.

The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the Securities and Exchange Commission (SEC) and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker-dealer who carries no margin accounts promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions between the broker-dealer and his customers through one or more bank accounts, each to be designated as special account for the exclusive benefit of customers of the Company. Brokers or dealers operating under the provisions of Paragraph (k)(2)(i) are also exempted from the remaining provisions of rule 15c3-3, including the requirement to make the reserve computations under rule 15c3-3.

The Company is registered with and regulated by the SEC and is a member of the National Association of Securities Dealers, Inc. (NASD).

Financial Statement Presentation

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, as of the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission revenues are recorded on a settlement date basis, generally seven to 10 business days after trade date for the private placement transactions. As of December 31, 2005, and for the period from August 4, 2005 through December 31, 2005, the Company's financial condition and results of operations using the settlement date basis are not materially different from recording transactions on a trade date basis.

(continued)

RP Capital, LLC
December 31, 2005

Note 1 - Operations and Summary of Significant Accounting Policies *(concluded)*

Income Taxes

The Company is a Limited Liability Company (LLC) and, therefore, not subject to federal or state income taxes. The Company's income and losses are distributed to its members in accordance with applicable sections of the Internal Revenue Code and its LLC Operating Agreement. Accordingly, tax liabilities are the members' responsibility, except for the minimum state tax requirement and limited liability company fees.

Note 2 - Related-Party Transactions

The Company's only customer during 2005 was Strategic Capital Group. Members of the Company are also members of Strategic Capital Group. In August 2005, the Company entered into a month-to-month expense reimbursement agreement with Strategic Capital Group for general and administrative expenses of $2,400 per month. Expenses incurred under the agreement totaled $12,000 during the period ended December 31, 2005.

Note 3 - Risks and Uncertainties

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital of $14,745, which was $9,745 in excess of its required net capital of $5,000. The Company's net capital ratio was .64 to 1.

Supplemental

Schedules

Schedule 1 - Computation of Net Capital Pursuant to SEC Rule 15c3-1

Computation of Net Capital	
Members' equity	$23,330
Deductions:	
Commissions receivable	(8,100)
Other assets	(485)
Net capital	**14,745**
Minimum Net Capital Requirement	5,000
Net capital in excess of the minimum net capital requirement	**$ 9,745**
Aggregate Indebtedness Accounts Payable	$9,397
Ratio of Aggregate Indebtedness to Net Capital	.64 to 1

The computation of net capital pursuant to SEC Rule 15c3-1 as of December 31, 2005, computed by RP Capital, LLC in its Form X-17A-5, Part IIA, as filed with the NASD, does not differ materially from the above computation, which is based on the Company's audited financial statements.

Schedule 2 - Computation of Reserve Requirements Pursuant to SEC Rule 15c3-3

RP Capital, LLC is exempt from Rule 15c3-3 under Section (k)(2)(i), in that it does not trade or carry customer accounts or hold customer funds.

Schedule 3 - Information Relating to the Possession or Control Requirements Under Rule 15c3-3

RP Capital, LLC is exempt from Rule 15c3-3 under Section (k)(2)(i), in that it does not trade or carry customer accounts or hold customer funds.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Members
RP Capital, LLC
Gig Harbor, Washington

In planning and performing our audit of the financial statements and supplemental schedules of **RP Capital, LLC** for the period from August 4, 2005 through December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The Company's management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling their responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation to future periods is subject to the risk that they may become inadequate because of changes in conditions or because the effectiveness of their design and operation may deteriorate.

(continued)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy of such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Tacoma, Washington
February 4, 2006